18001700

SEC Mail Processing Received

FEB 28 2018

WASH, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-40822

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coastal Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 North Orange Street, #729
(No. and Street)

Wilmington	DE	19801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Relling (302)250-4261
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett, & Co.
(Name – *if individual, state last, first, middle name*)

One East Fourth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

yw

OATH OR AFFIRMATION

I, David Monahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coastal Equities, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

CHARLES M. SOSEL
MY COMMISSION EXPIRES Aug. 5, 2018
NOTARY PUBLIC
STATE OF DELAWARE

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CLARK SCHAEFER HACKETT
CPAS & ADVISORS

One East Fourth Street, Suite 1200, Cincinnati, Ohio 45202
P. 513.241.3111 | F. 513.241.1212 | cshco.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Coastal Equities, Inc. and Subsidiary
Wilmington, DE

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Coastal Equities, Inc. and Subsidiary (a Delaware Corporation) as of December 31, 2017 and the related notes (collectively referred to as the consolidated financial statement). In our opinion, the consolidated statement of financial condition presents fairly, in all material respects, the financial position of Coastal Equities, Inc. and Subsidiary as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of Coastal Equities, Inc. and Subsidiary's management. Our responsibility is to express an opinion on Coastal Equities, Inc. and Subsidiary's consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coastal Equities, Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matters

As discussed in Note 8 to the consolidated statement of financial condition, the Company is a party to various legal actions and regulatory examinations. Those actions claim substantial damages as a result of alleged regulatory violations, breach of contract and other matters. Management and legal counsel for the Company are of the opinion that the legal actions are without merit and settlement of the actions will not have a material effect on the Company's financial position. They are also of the opinion that they have properly accrued for any assessments that might materialize from the regulatory examinations. Nevertheless, it is at least reasonably possible that such an effect will occur, although the amount cannot be estimated. Settlement of the legal actions and regulatory examinations are expected within the next year. Our opinion is not modified with respect to that matter.

Clark, Schaefer, Hackett & Co.

We have served as Coastal Equities, Inc's auditor since 2008.

Cincinnati, Ohio
February 26, 2018

Coastal Equities, Inc. and Subsidiary
Consolidated Statement of Financial Condition
December 31, 2017

Assets:		
Cash and cash equivalents	$	1,168,856
Accounts receivable:		
Commissions		636,672
Receivables from third parties		20,000
Receivables from Representatives		51,852
Receivable from affiliate		95,466
Advances		32,744
Prepaid expenses		57,577
Investments		30,593
Deposit with correspondent broker		29,335
Equipment and furnishings, at cost less accumulated depreciation of $50,925		34,026
	$	2,157,121
Liabilities and Stockholder's Equity:		
Commissions payable	$	839,316
Income taxes payable to parent company		140,392
Deferred Revenue		77,056
Accrued expenses		296,563
Accounts payable		105,844
Total liabilities		1,459,171
Stockholder's equity:		
Common stock, $.01 par value - Authorized 200,000 shares, Issued and outstanding 10,000 shares		100
Capital in excess of par value		679,317
Retained earnings		18,533
		697,950
	$	2,157,121

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of Coastal Equities, Inc. and Subsidiary (the "Company") are set forth to facilitate the understanding of data presented in the financial statement:

Description of business operations
The Company operates a securities broker and dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). It has a wholly-owned subsidiary, Coastal Equities Insurance Agency, Inc. that is currently dormant. It is a wholly-owned subsidiary of Orange Street Holdings, Inc. ("Orange Street").

The Company has independent brokers who operate offices in Arizona, California, Connecticut, Delaware, Florida, Georgia, Indiana, Kentucky, Massachusetts, Maryland, Michigan, Missouri, New York, Ohio, Oregon, Pennsylvania, South Carolina, Texas and Washington. Its primary source of revenue is commissions for providing brokerage services to small businesses and individuals. Each broker receives a share of the commissions earned and is responsible for his or her own expenses.

Use of estimates
The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue recognition
The Company records revenues (commissions and brokerage expenses) in two ways. First Clearing revenues and brokerage expenses directly related to securities transactions are recorded on a trade date basis. First Clearing represents approximately 63% of the Company's annual revenue. Non-First Clearing business is recorded when Coastal receives payment for a change to an investment sold to a customer. Revenue for the Company's annual conference is recognized when the conference is held in September of each year. Prior to that all monies received for the conference are booked as deferred revenue.

Cash and cash equivalents
The Company considers all bank accounts, cash accounts with our clearing agent (First Clearing), and all highly liquid debt instruments purchased with original maturities of less than three months to be cash equivalents.

Accounts receivable`
Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. If balances were still outstanding after management had used reasonable collection efforts, they would be written off through a charge to the allowance and a credit to accounts receivable. The Company had an allowance for doubtful accounts of $3,047 as of December 31, 2017.

Investments
Investments consist of a mutual fund that is valued at fair value. Unrealized gains and losses are included in net income. The first-in, first-out method is used to determine realized gains and losses.

Deferred Revenue
The Company holds an annual conference in September of each year. Monies received in advance of the conference are booked to deferred revenue until the conference is held. As of December 31, 2017, the amount of deferred revenue received for the September 2018 conference is $42,250.

The Company also receives funds from its clearing agent, First Clearing, to support recruitment of additional financial advisors. Funds received are subject to a clawback by First Clearing for four calendar quarters. The Company books funds received to deferred revenue until four calendar quarters are complete, then recognizes the amounts as revenue. As of December 31, 2017, the accumulated amount in deferred revenue is $34,806.

Equipment & Furnishings
Property and equipment consist mainly of furniture, fixtures, and equipment that are stated at cost and are being depreciated over estimated useful lives of three to five years using straight-line methods.

Income taxes
As a wholly-owned subsidiary, the Company is part of the consolidated tax return filing of Orange Street Holdings. The Company, as a wholly-owned subsidiary of this consolidated group, is responsible for its share of its income tax allocated by its share of taxable income.

Leases
In February 2016, the FASB issued ASU 2016-2, Leases, which among other things, requires the recognition of lease assets and lease liabilities by lessees, including leases classified as operating leases under previous GAAP, along with disclosures of any information about leasing arrangements. The ASU is effective for public business entities for fiscal years beginning after December 15, 2018. Management is currently evaluating the methods of adoption allowed by the new standard and the effect this standard is expected to have on our financial statements and related disclosures.

Subsequent events
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 26, 2018, the date these financial statements were available to be issued.

2. DEPOSIT WITH CORRESPONDENT BROKER:

Because the Company does not handle customer securities or trades directly, it has entered into a relationship with a clearing, or correspondent, broker. As part of the terms of its contract with this broker, it maintains with them a $25,000 deposit, held in a money-market fund. Interest earned on this account inures to the benefit of the Company.

3. FAIR VALUE MEASUREMENTS:

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirect
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017.

Fair Value Measurements at Reporting Date Using

	Quoted prices in active markets for identical assets (Level 1)	Total at December 31, 2017
Common stock	$ 40	$ 40
Mutual fund	$ 30,553	$30,553
	$30,593	$30,593

4. LEASE COMMITMENT:

The Company leases its main office facility in Wilmington, Delaware with monthly payments of $2,883 plus administrative charges through March 2020. The Company's future lease commitments under this lease are $31,313 for 2018, $30,816 for 2019 and $7,754 for 2020.

5. NET CAPITAL REQUIREMENTS AND EXEMPT PROVISIONS UNDER RULE 15C3-3:

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital not exceed 15 to 1 (as those terms are defined by the Rule). In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2017, the Company's net capital requirement was $97,278. At December 31, 2017, the Company had net capital of $291,981 which was $194,703 in excess of the required amount, and aggregate indebtedness to net capital ratio was 5.0 to 1.

6. RELATED PARTY TRANSACTIONS:

The Company is a wholly owned subsidiary of Orange Street. Orange Street has three other subsidiaries: Coastal Investment Advisors, Inc. ("CIA"), Coastal Risk Advisors, LLC ("CRA") and Coastal Insurance Consulting, LLC ("CIC"). CIA is 100% owned by Orange Street. CRA is 99% owned by Orange Street. CIC is 50% owned by Orange Street.

The Company purchases errors and omissions insurance from an unaffiliated insurance company through CRA. Errors and omissions insurance expense amounted to $61,447 net of reimbursements from registered representatives in 2017. Prepaid errors and omissions insurance amounted to $25,016 at December 31, 2017.

During 2017, the Company began the year with an outstanding balance of $4,957 and charged a further $9,241 of miscellaneous operating expenses to CIC. CIC reimbursed the Company $13,481 for these payments. At December 31, 2017, the Company has a $717 receivable due from CIC.

During 2017 the Company began the year with an outstanding balance of $41,415 and charged a further $46,121 of miscellaneous operating expenses to CIA. At December 31, 2017, the Company has a receivable due from CIA of $87,536 for the repayment of these expenses.

During 2017 CEI did not charge any expenses on behalf of CRA. As of December 31, 2017, CRA did not have any outstanding balance with the Company.

During 2017, the Company did not charge any expenses on behalf of Orange Street. At December 31, 2017, the Company has a receivable due from Orange Street of $7,213 representing an outstanding balance from a prior year.

7. LITIGATION AND REGULATORY MATTERS

The Company is a co-respondent in an arbitration filed by a former Branch Principal of the firm. The claimant seeks damages of $3,810,000 against the respondents. Claimant alleges that the Company "undermined" his branch and set him up to fail, thereby breaching his contract with the Company. Management believes the allegations are without merit and intends to vigorously defend its position. The Company has filed a counterclaim against the Claimant to recoup its losses. The hearing is

scheduled for April 2018. Any loss that might occur in this arbitration cannot be estimated at this time.

The Company is subject to a FINRA investigation concerning its bond desk trading. FINRA's investigation has not concluded, but FINRA currently contends that the firm allegedly overcharged approximately $40,369 to its customers on certain trades. The firm disputes this amount and cannot at this time make a reasonable determination what amount, if any, FINRA will require the firm to refund to customers, as this investigation is on-going. The firm also cannot make a reasonable determination at this time whether a fine will be levied, and if so, the amount of any such fine. The firm feels an unfavorable outcome is probable and has accrued an estimated $156,500 for potential fines.

The Company is a co-respondent in an arbitration filed by a former customer of the firm. Claimant is seeking damages in the amount of $400,000. Claimant alleges the firm's registrant made unsuitable and/or unauthorized transactions in his account. Management believes the claims against the firm are without merit and intends to vigorously defend the matter. The Company has accrued $50,000 against any possible exposure.

The Company is a co-respondent in an arbitration filed by a former customer of the firm. Claimant is seeking compensatory damages in the amount of $93,791 for alleged negligence, violation of the Pennsylvania Securities Act, and breach of fiduciary duty. Management believes the claims against the firm are without merit and intends to vigorously defend the matter. The Company has accrued $15,000 against any possible exposure.